

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2018

Ken Giacobbe
Chief Financial Officer
Arconic Inc.
390 Park Avenue
New York, NY 10022

> **Re: Arconic Inc.**
> **Form 10-K for the year ended December 31, 2017**
> **Filed February 26. 2018**
> **Form 10-Q for the period ended March 31, 2018**
> **Filed April 30, 2018**
> **Form 8-K filed on April 30, 2018**
> **File No. 001-03610**

Dear Mr. Giacobbe:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Manufacturing and
Construction